Mail Stop 3561

July 25, 2007

Mr. Robert F.X. Sillerman, Chief Executive Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

      Re: **CKX, Inc.**
                Form 10-K for the year ended December 31, 2006
                Filed March 1, 2007
                File No. 000-17436

Dear Mr. Sillerman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief